Mail Stop 3561

November 13, 2008

Douglas A. Scovanner
Executive Vice President, Chief Financial Officer,
and Chief Accounting Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

> **Re: Target Corporation**
> **Correspondence Submitted on October 31, 2008 Regarding**
> **Annual Report on Form 10-K for the Year Ended February 2, 2008**
> **Filed March 13, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2008**
> **File No. 1-06049**

Dear Mr. Scovanner:

      We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Annual Report on Form 10-K for the Year Ended February 2, 2008

1. We note your responses to comments one, two, and three in our letter dated September 23, 2008. In those responses, you state that in future filings you will comply with our comments. Also, in those responses, you provide us with only some of the intended disclosure you will include in your future filings. Please provide us with <u>all</u> of your intended disclosure in response to these comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of…

2. We note your response to comment two in our letter dated September 23, 2008. In that response, you provide two examples of your proposed disclosure in which

you expand your description of the reasons for material period-to-period changes in your results of operations and cash flows, including the reasons underlying intermediate causes of these changes to the extent that the reasons are known. In future filings, please expand these discussions even further regarding the reasons for period-to-period changes and their underlying intermediate causes. As examples only, please address the following:

- You state that the increases in average transaction amounts in 2006 and 2007 were "driven by an increase in the average number of units in each transaction and the average sales revenue per unit." Please discuss the reasons causing the average number of units in each transaction to increase in 2006 and 2007 and whether you believe this trend will continue in future periods. Also, please discuss the reasons causing the average sales revenue per unit to increase in 2006 and 2007 and whether you believe this trend will continue in future periods as well.

- You state that "absent product changes for additional Target Card holders in 2008, [you] expect that [y]our year-end 2008 receivable balance will rise only modestly over 2007, less than [y]our expected sales growth of 8-9%." Please discuss the reasons that you expect your 2008 receivable balance to rise modestly over 2007 and the reasons that you believe your sales will grow less than the expected eight to nine percent in 2008.

- You state that you have a long-run expectation that your receivables will grow in line with sales. Please discuss the reasons that you expect your receivables to grow in line with your sales.

Exhibit A

3. We note your response to comment five in our letter dated September 23, 2008. Again, you must disclose and discuss all the material risks of which you are aware that make your securities speculative or risky. In this regard, it seems that there may be more material risks known to you than you have included in Exhibit A to your letter. If not, please state specifically in your response or in your Risk Factors section that you have included in your proposed disclosure all of the material risks known to you.

4. We note your response to comment seven in our letter dated September 23, 2008. Again, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or their securities. Also, your risk factors should include discussions that clearly and concisely convey the actual risk to you. Therefore, please revise your proposed risk factor disclosure so that you describe each risk clearly and concisely and that each risk is unique to your

circumstances. For example, you state that competitive pressures from other retailers could adversely affect your sales and profitability. However, it seems that this risk could apply to any company in any industry. Please revise this risk factor to discuss the specific risks you face from competition that are unique to you. As another example, you state that natural disasters could adversely affect your results of operations. Please discuss clearly the manner in which this risk is unique to you. As a further example, you state that if you fail to protect the security of personal information about your guests, your results of operations could be adversely affected and you could be subject to "legal risks." Please describe clearly the legal risks to you and explain how you could lose future sales or have decreased credit card usage if you fail to protect personal information.

Definitive Proxy Statement on Schedule 14A

Roles of Compensation Committee, Management and Consultants, page 18

5. We note your response to comments 12 and 13 in our letter dated September 23, 2008. In that response, you state that your executive officers, "with the exception of [y]our Executive Vice President of Human Resources," do not participate in any discussions regarding their own compensation or the compensation of other executive officers. Please disclose whether your Executive Vice President of Human Resources participates in discussions regarding her own compensation and describe the manner in which her compensation is determined. Also, we note your description of the nature and scope of Semler Brossy Consulting Group, LLC's assignments and the material elements of the instructions and directions given to this consultant regarding the performance of its duties. Please provide us with a similar description regarding Hewitt Associates, LLC's assignments, instructions, and directions.

Key Performance Measures and Performance Goals, page 21

6. We note your response to comment 14 in our letter dated September 23, 2008. In that response, and on page 23 of your document, you state that the 2007 target levels for your non-equity incentive payments were 9.9% year-over-year EBIT growth and $1.38 billion of EVA. Also, you state that you actually achieved only 4.5% year-over-year EBIT growth and $1.1 billion of EVA in 2007. However, you state further that your 2007 performance was "slightly above the threshold level for EBIT and below the threshold for EVA." Please explain how you determined that your 2007 performance was slightly above the EBIT threshold level if your goal was 9.9% year-over-year EBIT growth and you achieved only 4.5% growth. Additionally, on page 23, you state that you will payout on your March 2007 award if, over a three-year period, you achieve compound annual growth rates for revenue and EPS of 10% and 14%, respectively, based on a fiscal 2006 baseline. Similarly, the payout for your March 2008 award is based on 8%

and 10% three-year growth rates for revenue and EPS, respectively, with a fiscal 2007 baseline. Please disclose the baselines for your March 2007 and March 2008 awards. Finally, we note that you had payouts for fiscal year 2003 and fiscal year 2004 awards in March 2008. Please tell us whether you have 2005 and 2006 awards. If so, please provide the appropriate targets and baselines for these awards.

* * * * *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Dave Donlin, Esq.
Target Corporation
Via Facsimile